November 16, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Division of Corporate Finance

Re:	O’Reilly Automotive, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Definitive Proxy Statement on Schedule 14A

Filed March 23, 2012

File No. 000-21318

Ladies and Gentlemen:

We are writing in response to the telephonic comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on November 14, 2012, to O’Reilly Automotive, Inc. (the “Company”) with respect to the above-referenced filings (the “Filings”).

Definitive Proxy Statement on Schedule 14A

Response:

As it pertains to our response to question 1 of the Commission’s letter dated September 27, 2012, we affirm that the Company, in future filings, will expand our disclosure to include the specific performance metrics and their relative weights utilized by the Compensation Committee in determining the Company’s executive officers’ incentive compensation, as well as the maximum achievement level applicable to incentive compensation for the Company’s executive officers. In addition, in future filings, we will expand our disclosure to include the Company’s view on the difficulty in achieving target levels for the performance metrics.

We hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RIGHT PART, RIGHT PRICE GUARANTEE!

Securities and Exchange Commission

November 16, 2012

We respectfully submit the above information to the Commission and believe that it is fully responsive to the comment letter and telephonic comments. Please direct any further questions or comments to the undersigned.

Very truly yours,

O’REILLY AUTOMOTIVE, INC.

/s/ Thomas McFall
Chief Financial Officer
Direct Line:	(417) 874-7162
Fax No.:	(417) 874-7145